BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

SUPPL

09046729

31 July 2009

Dear Sirs

BBA Aviation plc – Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i) copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	15 May 2009	Form 363a	Annual Return

Yours faithfully

Alice Hammond
Assistant Company Secretary

Enclosure

BLUEPRINT 2000

363a

RECEIVED
2009 AUG 11 A 6:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 53688

Company Name in full BBA AVIATION PLC

Date of this return

The information in this return is made up to

Day		Month		Year			
0	2	0	5	2	0	0	9

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

7th Floor, 20 Balderton Street

Any change of registered office **must** be notified on form 287.

Post town: London

County / Region:

UK Postcode: W1K 6TL

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

3663

If the code number cannot be determined, give a brief description of principal activity.

THURSDAY

ACUQUAFP
A64 04/06/2009 168
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX ED235 Edinburgh 1**
or LP-4 Edinburgh 2

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars, Northern House, Woodsome Park

Post town: Fenay Bridge

County / Region: Huddersfield

UK Postcode: HD8 0LA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Capita Registrars, Northern House, Woodsome Park

Post town: Fenay Bridge

County / Region: Huddersfield

UK Postcode: HD8 0LA

›mpany type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

mpany Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details.
(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title:

Forename(s): ZILLAH WENDY

Surname: STONE

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address †† 34 MEADOW ROAD

Post town:

County / Region: LONDON

UK Postcode: SW19 2ND

Country:

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title: MR

Date of birth: Day 0 2 Month 0 1 Year 1 9 4 5

Forename(s): JOHN MICHAEL

Surname: HARPER

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: BARLEY END, STOCKS ROAD, ALDBURY

Post town: TRING ✓

County / Region: HERTFORDSHIRE

UK Postcode: HP23 5RZ

Country: ENGLAND

Nationality: BRITISH

Business occupation: COMPANY DIRECTOR & ENGINEER

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title: MR

Date of birth: Day 0 5 Month 0 5 Year 1 9 5 6

Forename(s): MARK JEREMY

Surname: HARPER

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐ **Address ††**: 2 Orchard View, Tithe Lane, Clifton

Post town: Banbury ✓

County / Region: Oxfordshire

UK Postcode: OX15 0PU

Country:

Nationality: BRITISH

Business occupation:

BLUEPRINT 2000

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	MR
Date of birth (Day Month Year)	06 02 1948
Forename(s)	NICHOLAS CHARLES EDWARD
Surname	LAND
Address †† ☐	c/o BBA Aviation plc, 20 Balderton Street
Post town	London ✓
County / Region	
UK Postcode	W1K 6TL
Country	
Nationality	BRITISH
Business occupation	CHARTERED ACCOUNTANT

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	MR
Date of birth (Day Month Year)	08 12 1961
Forename(s)	SIMON CHARLES CONRAD
Surname	PRYCE
Address †† ☐	HACKERS HOUSE, JUNCTION ROAD, CHURCHILL
Post town	NR CHIPPING NORTON ✓
County / Region	OXFORDSHIRE
UK Postcode	OX7 6NW
Country	
Nationality	BRITISH
Business occupation	COMPANY DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title	MR
Date of birth (Day / Month / Year)	06 / 03 / 1948
Forename(s)	PETER GERVIS
Surname	RATCLIFFE
Address ††	1433 Nathan Lane
Post town	Ventura
County / Region	California
UK Postcode	93001
Country	United States
Nationality	British
Business occupation	Retired

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the istered or principal office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title	MR
Date of birth (Day / Month / Year)	14 / 10 / 1938
Forename(s)	DAVID JOHN SEYMOUR
Surname	ROQUES
Address ††	HIGH DOWN, COKES LANE, CHALFONT ST. GILES
Post town	
County / Region	BUCKINGHAMSHIRE
UK Postcode	HP8 4TQ
Country	ENGLAND
Nationality	BRITISH
Business occupation	CHARTERED ACCOUNTANT

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title	MR
Date of birth (Day Month Year)	11 12 1947
Forename(s)	HANSEL
Surname	TOOKES
Address ††	471 Savoie Drive, Palm Beach Gardens, Florida 33410
Post town	
County / Region	
UK Postcode	
Country	U.S.A.
Nationality	American
Business occupation	Retired

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the istered or principal office address.

✓

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title	MR
Date of birth (Day Month Year)	24 06 1951
Forename(s)	ANDREW RICHARD
Surname	WOOD
Address ††	"LANE END", BANK
Post town	LYNDHURST
County / Region	HAMPSHIRE
UK Postcode	SO43 7FD
Country	
Nationality	BRITISH
Business occupation	GROUP FINANCE DIRECTOR

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

✓

Issue share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 29 16/21 p	412,654,986	£122,813,983.93
5% PREFERENCE OF £1 EACH	199,332	£ 199,332.00
Totals	412,854,318	£123,013,315.93

Traded public companies
A traded public company means a company any of whose shares are admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return ☑

`st of past and present shareholders

(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	on paper	in another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**	☐	☐
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**	☐	☑
A list containing shareholder changes is enclosed	☐	☐

➔ For private or non-traded public companies, **please complete Schedule A**

➔ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period ☐

`ertificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Resubmitted

Signed [signature] **Date** 9 JUNE 09

† (~~director /~~ secretary)

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

This return includes 0 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

G. TRIPP, BBA AVIATION PLC,
20 BALDERTON STREET, LONDON W1K 6TL

Tel

DX number DX exchange